EXHIBIT 99.28


                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


Item 1    Name and Address of Company

          Banro Corporation
          1 First Canadian Place
          Suite 7070, 100 King Street
          West Toronto, Ontario
          M5X 1E3


Item 2    Date of Material Change

          March 30, 2004


Item 3    News Release

          The news release was issued at 8:30 a.m. (Toronto time) on March 31, 2004 through Canada NewsWire.


Item 4    Summary of Material Change

          Banro Corporation has completed a $16,000,000 private placement financing.


Item 5    Full Description of Material Change

          Banro Corporation (the "Company") has completed its previously announced financing (the "Financing") (reference is made to the Company's news release issued on March 1, 2004 and related material change report filed on SEDAR on March 11, 2004). The Company has issued, by way of private placement, 2,000,000 common shares at a price of $8.00 per share resulting in aggregate gross proceeds to the Company of $16,000,000. Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. (collectively, the "Agent") acted as the Company's agent in connection with the Financing. In consideration for its services, the Company paid to the Agent a cash fee equal to 6% of such gross proceeds and issued to the Agent 120,000 broker warrants, with each such broker warrant entitling the holder to purchase one common share of the Company at a price of $8.00 for a period of one year. The said shares and broker warrants issued by the Company under the Financing are subject to a four month "hold period" and the resale rules of applicable securities legislation.

          The net proceeds of the Financing will be used by the Company to advance the Company's projects in the Democratic Republic of the Congo located within the Twangiza-Namoya gold belt and for general corporate purposes. The Company's 2004/2005 exploration program will focus primarily on the Twangiza, Kamituga,


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          Lugushwa and Namoya  exploitation  permits with  additional work being conducted throughout the regional trend.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

          Not applicable.

Item 7    Omitted Information

          Not applicable.

Item 8    Executive Officer

          The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

          Arnold T. Kondrat (President) - (416) 366-2221.

Item 9    Date of Report

          April 5, 2004